December 21, 2011	99 GARNSEY ROAD PITTSFORD, NY 14534 (585) 419-8800

THOMAS E. WILLETT

	DIRECT:	(585) 419-8646
	FAX:	(585) 419-8818
TWILLETT@HARRISBEACH.COM

Via Electronic Transmission

Ms. Russell Mancuso

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Lucid, Inc.
Amendments No. 6 and 7 to Registration Statement on Form S-1
Filed December 13, 2011 and December 20, 2011
File No. 333-17355

Dear Mr. Mancuso:

On behalf of Lucid, Inc. (the “Registrant”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 8 to the above-referenced registration statement (the “Registration Statement”) together with exhibits thereto.  An electronic version of Amendment No. 8 concurrently has been filed with the Securities and Exchange Commission (the “Commission”) through its EDGAR system.  The enclosed Amendment No. 8 has been marked to reflect changes made to the original filing.

Amendment No. 8 to the Registration Statement contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission in their letter dated December 20, 2011.  Set forth below are the Registrant’s responses to the Staff’s comments.  For convenience of reference, the text of the Staff’s comments in the Staff’s letter has been reproduced in italicized type herein.

General

1.             The Form 8-A you filed on December 13, 2011 appears intended to register securities under Exchange Act Section 12(b).  Please tell us how that is consistent with your disclosure that you expect your securities will be quoted on the OTCBB .

The Registrant has filed a new Form 8-A to register its securities under Exchange Act Section 12(g) and has also filed a request for withdrawal of its prior Form 8-A under Exchange Act Section 12(b).

Outstanding Securities Relating to this Offering, page 6

2.             Please reconcile your disclosures regarding automatic conversion of convertible debt with your disclosures on pages 16 and 44 regarding the $600,000 of notes that will not convert in connection with this offering.  In this regard, please update the last sentence of your response to prior comment 21 in your letter to us dated June 27, 2011 to tell us, with a view toward clarified disclosure, whether this offering continues to be a “Qualified IPO” for purposes of the automatic conversion features of your outstanding convertible debt.

The holders of notes issued in the 2010/2011 Convertible Debt offering are entitled to certain registration rights, including the right to participate in this offering. With the exception of the $600,000 of notes referred to in this comment (the “Non-Consenting Holders”), all of the other holders of such notes waived their registration rights in connection with this offering.  The Non-Consenting Holders exercised their registration rights and were previously included in the Registration Statement as selling stockholders. Since the offering is now structured as a public offering of units and not just common stock, it was not practical to include the Non-Consenting Holders in this offering. As a result, the Company will be paying to those holders, in full payment of the note and any associated registration rights an amount equal to the public offering price per unit times the number of shares of common stock into which those notes would have otherwise converted.

Since the term “Qualified IPO” (as defined in the notes for the 2010/2011 Convertible Debt Offering) includes the principal amount of the 2010/2011 Convertible Notes issued in that Debt Offering, the Registrant believes that this offering continues to be a “Qualified IPO” for purposes of the automatic conversion features of the notes issued in the 2010/2011 Convertible Debt Offering.

Concentration of Ownership, page 39

3.             We note your disclosure on the cover page that certain of your affiliates have indicated an interest in purchasing a significant number of units in the offering.  With a view toward disclosure here and on page 109, please tell us which affiliates have indicated an interest and how many units they have indicated an interest in buying.  Please also tell us how you determined that such information is so significant to an investment decision that it should be referenced on the prospectus cover page.

The disclosure at page 107 has been modified to disclose that a significant shareholder of the Company has indicated an interest in purchasing an unspecified, but significant number of units in this offering.  The risk factor related to concentration of ownership at page 39 was also revised to emphasize that the percentage ownership will be even higher if affiliates purchase units in the offering. It is important to note that there are no agreements or commitments  related to any such purchases and, although one shareholder has indicated an interest in purchasing units the Registrant has not been advised as to a specific amount that might be invested. The disclosure has been removed from the prospectus cover page.

Liquidity and Capital Resources, page 49

4.             Please explain the penultimate paragraph on this page to clarify how the amount of your outstanding debt would change after the payments mentioned on page 42-43.  In this regard, it is unclear how those repayments would impact the amounts mentioned in the last column of the tables on page 16 and 44. Please also replace the vague term “sooner” with more information about your capital requirements assuming the debt is not converted or that you do not raise the maximum amount in this offering.

The prospectus has been revised at page 16 to disclose the amount of any repayment associated with these notes if they are not converted.  The disclosures on pages 42, 48 and 53 have also been revised to clarify that, if the notes are required to be repaid, the Registrant may need to raise additional capital as soon as early in the fourth quarter of 2012.

Competition, page 80

5.             We note your revisions in response to prior comment 3.  Please tell us the basis for your belief that the indications for use of the MelaFind device are limited to “atypical moles.”

The Registrant has reviewed the FDA approved indications for use for MelaFind and its views are based on its review of the indications.  The first sentence of the indications provides as follows: “MelaFind is intended for use on clinically atypical cutaneous pigmented lesions with one or more clinical or historical characteristics of melanoma, excluding those with a clinical diagnosis of melanoma or likely melanoma.” For clarity of disclosure, the Registrant refers to atypical “moles,” since a mole is generally defined as a “small congenital pigmented spot on the skin.”

Related Party Transactions, page 104

6.             Please clarify how you determined that this transaction will continue to be an “additional equity financing,” as stated on page 106, given the substantial reduction in your expected proceeds, as disclosed on page 42.

The reference to “additional equity financing” has been deleted from the discussion of this note on page 106.  The note matures on January 1, 2012 and, as is indicated on page 106 and in  the discussion of repayment of affiliate debt on page 42,  the note is expected to be repaid out of the proceeds of this offering.

Underwriters’ Unit Purchase Option, page 121

7.             Given the fee table, please tell us the reasons for the blanks here and section 5 of Exhibit 1.1.  Please also refile Exhibit 1.1 to include the schedules that appear to be missing.

The blanks on page 121 have been filled in based on an offering of 1,635,000 units in the prospectus.  Exhibit 1.1 is being refiled with Amendment No. 8 to include the schedules to that agreement.

Exhibit 5.1

8.             Please have counsel revise the fourth paragraph of the opinion to specifically cover each of the securities listed in the fee table, including those to be sold to the underwriters and the common stock underlying the warrants.  Also, with a view toward a revised opinion, please ask counsel to tell us why it did not provide a binding obligation opinion as to the units. See Section II.B.1.h of Staff Legal Bulletin No. 19

A revised opinion has been filed as an exhibit to Amendment No. 8. The revised opinion covers each of the securities listed in the fee table, including those to be sold to the underwriters and the common stock underlying the warrants.  The revised opinion includes a binding obligation opinion as to the units and the warrants.

If you have any questions regarding this filing, please feel free to call the undersigned at (585) 419-8646 or, in my absence, Alyssa Fontaine at (585) 419-8719.

Very truly yours,

/s/ Thomas E. Willett
Thomas E. Willett